MAG Silver Corp.

August 23, 2007

For Immediate Release

N/R #07-24

MAG SILVER STARTS DRILL PROGRAM AT CINCO DE MAYO

Vancouver, B.C…MAG Silver Corp. (TSXV:MAG; AMEX:MVG) (“MAG”) announces that two drills have been mobilized to the Cinco de Mayo Property, a “Carbonate Replacement Deposit (CRD)” style target in Chihuahua State, Mexico.  Drilling will be targeted on newly discovered mineralization identified in the first pass program completed in January of this year. The holes were drilled over a strike length of 2.0 kilometres along a very prominent NW trending fault zone that cuts strongly folded massive limestone and limestone-rich sedimentary rocks.

As reported in a press release dated February 19, 2007, the drilling intersected structurally controlled replacement style massive to semi-massive sulphide mineralization (CRD) occurring within broadly mineralized and altered zones. Mineralization is open in all directions.

Targets will include drilling down dip and along strike of the mineralization intersected in Hole CDM-06-01 which reported 6.11 metres of 5.7% zinc, 1.4% lead and 22.5 grams per tonne silver and a separate zone of 1.88 metres of 7.9% zinc, 4.3% lead and 190 grams per tonne silver.

Other targets have been identified through interpretation, integration and 3-D inversion of the airborne magnetic and electromagnetic survey data. In integrating this data with the previous biogeochemical work and a Natural Source Audio-frequency Magnetotelluric (NSAMT) survey, the drill program will test a series of anomalies that have been identified as being associated with a Carbonate Replacement System.

This early stage property is held 100% by MAG and is one of six other district scale projects operated by MAG.

About Carbonate Replacement Deposits (CRD’s)

Carbonate Replacement Deposits (CRDs) are responsible for roughly 40% of Mexico’s 10 billion ounce historic silver production and are characterized by massive to semi-massive silver-lead zinc sulphide replacements of limestone. CRD’s occur along major regional structures, and Cinco de Mayo lies along the same NW-trending regional structure that hosts several of the largest CRDs in Mexico.

Early systematic regional exploration work and the results of the first phase drill program clearly show that Cinco de Mayo has many geological and mineralogical characteristics in common with the largest CRD’s in Mexico. Management contends that successfully locating completely blind mineralization in initial drilling confirms that we are applying the right techniques in the right geological setting and that a mineralizing carbonate replacement system of significant strength and size may be present.

Notice:  MAG also wishes to confirm that it has no asset-backed commercial paper.

QA/QC Procedures: The Company has implemented a quality control program to ensure best practices in sampling and analysis of the core samples. The core is first logged then split in half during the sampling process with the remaining half being retained for verification and reference purposes. Duplicates, standards and blanks are inserted randomly into the sample stream. The samples are delivered directly in security sealed bags to ALS-Chemex Laboratories preparation facility in either Chihuahua, Chihuahua or Hermosillo, Sonora (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis by ICP techniques.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered geologist (ARG 21613). Dr. Megaw is not independent as he is a shareholder and director of MAG and is a vendor of a project, whereby he may receive additional shares.

About MAG Silver Corp. ( www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Industrias Peñoles are delineating a significant new silver vein deposit on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada and trades on the Toronto Stock Venture Exchange (TSX-V) under the symbol MAG and on the American Stock Exchange (AMEX) under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the TSX Venture Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.